AMERICAN TECHNOLOGIES GROUP, INC.
                                   P.P. BOX 60
                                  MONROVIA, CA

                                February 24, 2006

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission Washington, D.C. 20549

         Re:      American Technologies Group, Inc.
                  File No. 0-23268
                  Form 10-KSB for Year Ended July 31, 2005
                  Forms 10-QSB for quarters ended October 31, 2005

Dear Mr. Decker:

      This will acknowledge receipt of your comment letter dated February 2, 2006 with regard to the above referenced filings. American Technologies Group, Inc. is hereinafter referred to as the Company or the Registrant. Our responses reference your comment numbers as follows:

General

1. Where a comment below request additional disclosure or other revisions to be made, please show us in your supplemental response what revisions will look like with the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

      Response

      We acknowledge the comment and have included our proposed revisions in our supplemental response.

2.    We not your  response to prior  comments  4, 9, 18, and 27. As  previously
      requested,   please  show  us  in  your  supplemental  response  what  the additional disclosure will look like in your future fillings.

      Response

      We acknowledge the comment and have included our proposed revisions in our supplemental response.

3. In connection with responding to our comments, please provide, in writing, a statement directly from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in their filings.
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Response

      We have included the statement requested at the end of this letter

            FORM  10-KSB FOR THE YEAR ENDED JULY 31, 2005

Item 12. Certain Relationships and Related Transactions, page 16

4. We note your response to prior comment 10. Given that Luther Capital is a non-employee consultant, tell us why you have disclosed the consulting agreement with Luther Capital in item 12. It is not clear why Luther Capital would transfer shares of common stock to Dr. Fromm in exchange for his services rendered in connection with the North Texas transaction. Please explain to us why Dr. Fromm would be compensated by Luther Capital and not by you.

      Response

      Luther Capital agreed to compensate Dr. Fromm for his services in connection with the acquisition of the North Texas Steel, for continuing as an executive officer after the acquisition of North Texas and for assisting with the negotiation with the Company's convertible debt holders in recapitalizing their holdings into the Company's common stock. Such services were outside of the scope of the services generally provided by Dr. Fromm as an officer of the Company. A condition of the recapitalization was Luther Capital paying Dr. Fromm directly for these services, which included assigning a portion of its shares to Dr. Fromm. Further, in order to induce Dr. Fromm to remain as an executive officer of the Company after the acquisition of North Texas in order to facilitate the transition from former management to current management and to provide guidance as an experienced officer of a public company, Luther Capital agreed to assign a portion of its shares to Dr. Fromm as a result of Dr. Fromm agreeing to remain as part of the management team. Please note that the shares issued to Luther Capital and subsequently transferred to Dr. Fromm were shares that were committed to Luther Capital at the commencement of negotiations with Luther Capital and Luther Capital did not receive additional shares after it agreed to transfer its shares to Dr. Fromm.

Financial Statements

Note 2- Summary of Significant Accounting Policies

Basis and Diluted Income (Loss) Per Share, page 9

5.    We note your  response to prior  comment 12.  Given your net loss and that
      Note 7 to your financial statements indicates you have outstanding options and warrants, it is not clear how you determined that there were no potentially dilutive securities at July 31, 2005. Please further advise or disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the further that were not included in the computation of diluted EPS.because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS 128.

      Response

      Securities (including those shares that could be issued pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented.

      As of July 31, 2005, the Company's average market price of common stock during the reporting period was approximately $.001. As of July 31, 2005, the Company had 2,908,500 warrants issued to noteholders and consultants with the lowest exercise price of $.08 per share and an average weighted exercise price of $.40 per share. The exercise prices of the warrants were all greater than the average market price. Therefore, the warrants outstanding do not have a dilutive effect under the treasury stock method.

               FORM 10-QSB FOR THE QUARTER ENDED OCTOBER 31, 2005

Statements of Cash Flows, page 3

6. We note your response to prior comment 29. Please disclose who paid the $11,00,000 directly to the owners of North Texas. We remind you that paragraph 32 of SFAS 95 requires you to provide disclosures about noncash investing and financing activities. Please provide the appropriate disclosures.

      Response

      The $11,000,000 was paid by the escrow agent acting on behalf of the lenders.

      The Registrant is a small business filer as defined by Regulation S-B(1)and complied with instructions promulgated by Regulation S-B in connection with the preparation and presentation of its interim condensed statement of cash flows(2).

      The Registrant acknowledges the disclosures required pursuant to paragraph 32 of SFAS No. 95 and will comply with the disclosure requirements in future filings, as required.

Note 2. Summary of Significant Accounting Policies

Derivative Investments, page 9

7. We note your response to prior comments 13. Your disclosure states that pursuant to EITP 00-19 you are required to recognize the initial fair value of the applicable contracts (consisting primarily of non-employee stock warrants and opinions to purchase common stock) as an asset or liability and subsequently measure the change in the fair value (based on a Black-Scholes computation), with gains and losses included in the statement of operations. You also disclose that you determined that there is no fair value associated with the freestanding derivative. As previously requested, tell us how you determined that there is no fair value associated with these freestanding derivatives. If you believe that you have no derivative instruments related to your potentially insufficient authorized shares, tell us how you determined this pursuant to EITF 00-19.

      Response

      The Registrant will revise its future filings and amend its accounting policy disclosure concerning derivative instruments. The disclosure at October 31, 2005 should not have indicated that the Registrant did not have sufficient authorized shares available to settle its open stock-based contracts. Therefore, the Company is required to recognize the fair value of the applicable contracts as an asset or liability, and measure the change in the fair value, with gains and losses included in a statement of operations.

      Because the convertible debt issued is conventional  convertible debt, the
      beneficial   conversion  feature  is  subject  to  the  exception  to  the requirements of paragraphs 12-33 of issue 00-19.

Note 9-Convertible Debentures

8. We note your response to prior comment 2 and the disclosures provided. Your disclosure does not state how you account for these financings, the accounting literature you used to determine the appropriate accounting, and how you arrived at the amounts that should be recorded for the beneficial conversion feature. As previously requested, please provide us with a detailed explanation of your accounting for these financings.
--------------------------------------------------------------------------------
(1) Regulation S-B, Item 10 (a)(1)
(2) Regulation S-B, Item 310 (b) (1) (iii)

      Response

      The Company has valued the warrants and options issued with the Laurus and Gryphon financings using the Black Scholes pricing model. The value has been recorded at $12,500,000, the proceeds of the debt. The resulting discount of $12,500,000 will be amortized over the term of the debt instruments.

9. We note your response to prior comment 5. Given that you issued options with exercise prices below par value in connection with the Gryphon Financing, tell us how you treated these options for purposes of calculating basic earnings per share Refer to paragraph 10 of SFAS 128.

      Response

      The 935,000 options to Gryphon have an exercise price of $.003. If the Registrant considered these options to be shares issuable for little or no cash consideration, the EPS would be ($4.94) versus a reported ($8.27) per the 10QSB.

      As a result, the Registrant did not take into account the Gryphon options for purposes of calculating basic EPS since the Company reported a loss and their inclusion would have been anti-dilutive .

10. We note your response to prior comment 8. You state Dr. Gray Fromm agreed to forgive debt owed to him by you in the amount of $1,162,732 in consideration of you issuing 143,766,329 shares of common stock and the Existing Debt Holders transferring 210,852,217 shares of your common stock Dr. Fromm. Tell us how you recorded this conversion in your financial statements. Tell us the specific line items and corresponding amounts which reflect this transaction. Tell us how your recording of these amounts complies with the relevant accounting literature.

      Response

      The transaction was accounted for as a capital transaction. The entries were a debit to amounts due Dr. Fromm and a corresponding credit to capital stock and additional paid in capital. The Company did not recognize any income or expense in connection with the exchange.

      The transaction is disclosed in the Registrant's October 31, 2005 condensed consolidated statement of stockholders' Equity under "shares issued in exchange for debt and accrued interest " of 2,634,124 shares of common stock valued at $3,748,430. In addition, the Registrant has disclosed the transaction in more detail in Note 9 to the condensed consolidated financial statements.

Pending Laurus registration rights amendment, page 17

11. We note your response to prior comment 30. Please disclose when it was determined that the registration rights agreements would be deferred. Please also disclose the terms of the deferral, including the deferral period and whether you incurred any additional costs due to the deferral. Tell us how you will account for the registration rights agreement in accordance with SFAS 133 and EITF 05-04 when it does become effective.

      Response

      The Registrant discloses in Note 9 to the condensed consolidated financial statements that the registration rights agreement was deferred in October 2005, which is the date it was determined the registration rights agreement would be deferred. As disclosed ,the Registrant was negotiating the terms of the deferral as of the date of the filing of the Form 10QSB.

      The Registrant shall disclose in future filings the terms and conditions of the deferral when the negotiations are concluded, including but not limited to the deferral period and additional costs, if any.

      The Registrant shall account for the equity instruments issued under the registration rights agreement as a liability in accordance with EITF 00-19 and EITF 05-04.

Note 10-Stockholders' Equity

Preferred Stock, page 17

12. We note your response to prior comment 6. Given that your disclosure indicates that this financing occurred in September 2005, tell us whether or not you determined a beneficial conversion feature exists in the Nite Capital Financing in accordance with EITF 98-5 and EITF 00-27. Your explanation should also state how you arrived at this determination pursuant to the EITFs.

      Response

      The Registrant concluded the Nite Capital Financing did not contain a beneficial conversion feature, as defined by ETIF 98-5 and EITF 00-27. At the date of the financing, the quoted market price of the Registrant's common stock underlying the preferred shares issued to Nite Capital was less than the preferred shares' stated conversion price of $.0011 per share, and accordingly there was no beneficial conversion feature. (3)

13. We note your response to prior comment 7. Given that your disclosure indicates that this financing occurred in September 2005, it would appear that you would have considered whether you needed to apply the two-class method of computing EPS in preparing your Form 10-QSB for the quarter ended October 31, 2005. Your disclosures do not appear to indicate that you applied the two-class method. Tell us how you arrived at this conclusion in accordance with EITF 03-6. Please also disclose the rights of each series of preferred stock.

      Response

      The Registrant has reviewed the application of the two-class method of computing EPS as described in FAS 128 and EITF 03-06, and concluded the it is not applicable based upon the following facts and circumstances: The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company did not declare dividends for the holders of the Company's preferred stock during the quarter ended October 31, 2005.

      In addition, the Company reported a loss from operations, and as a result the computation would be anti-dilutive. Based upon the above, the Company believes the two-class method of reporting EPS is not applicable

                      FORM 8-K FILED ON SEPTEMBER 13, 2005

Financial Statements for North Texas Steel Company, Inc.

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 7

14. We note your response to prior comment 16. Please disclose the length of time credit is generally granted.
--------------------------------------------------------------------------------
(3) EITF 98-5, paragraph 8

      Response

      The Company maintains an allowance for doubtful accounts, which is reviewed periodically based on customer credit history reports. The Company believes it conservatively estimates its doubtful accounts. The Registrant extends credit to its customers based on the contractual project schedule and which may vary from one or two months for small projects to over a year for larger projects. Progress billings are invoiced on a monthly basis and are based on a percentage of the work completed. Payments are to be received in accordance with the contract which is generally 30 days after the end of each billing cycle.

      We shall disclose a description of our credit terms in future filings.

Note 5. Pension Plan, page 10

15. We note your response to prior comment 19. Please tell us how you determined the benchmark rate you are using is appropriate under SFAS 132(R). Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

      Response

      The discount rate used by the Company for each period presented is 7.5%. The Company has a policy of historically utilizing medium to long term rated debt as a benchmark rate in establishing the discount rate, which approximate rates lower than the discount rate utilized.

      The Company is currently reviewing the plan and its assumptions and will update its benchmark rate utilized in future valuations.

Unaudited Pro Forma Condensed Financial Information

16. Please provide us with your revised pro forma financial information, including your pro forma statements of income in addition to your pro forma balance sheet.

      Response

      See Exhibit A attached hereto and made part of this response.

17. We note your response to prior comment 21. Please revise your pro forma financial information to clarify how the following items are currently reflected by adding notes to the pro forma financial statements:

      o     Laurus Financings:
      o     Gryphon Financing:
      o     Nite Capital Financing:
      o     Fromm Consulting Agrreemet; and
      o     Luther Consulting Agreement.

      Response

      See Exhibit A attached hereto and made part of this response.

Pro Forma Balance Sheet

18. We note your response to prior comment 22. It remains unclear how the $11 million in cash paid in exchange for 100% of the common stock of North Texas is reflected on your pro forma balance sheet. Please advise.

      Response

      The $11,000,000 was paid directly to the owners of North Texas Steel

19. We note your response to prior comment 23. Please revise your pro forma balance sheet to disclose the number of shares of common and preferred stock that are outstanding on the face of the pro forma balance sheet.

      Response

      The revised pro forma balance sheet discloses the number of shares of common and preferred stock issued and outstanding. See Exhibit A attached hereto and made part of this response

20. We note your response to prior comment 24. We are unable to calculate the amounts of adjustment 1 and 2 based on the additional disclosure provided. Please revise your disclosures to show precisely how you computed these amounts in the notes in the pro forma financial statements.

      Response

      See Exhibit A attached hereto and made part of this response.

Pro Forma Statement of Income

21. We note your response to prior comment 25. Your response does not explain how you determined that the inclusion of organization costs on your pro forma statement of income complies with Rule 11-02(b)(5) of Regulation S-X. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring changes or credits which result directly from the transaction and will be included in your income within the 12 months succeeding the transaction shall be disclosed separately. Please revise your pro forma income statement to remove these amounts or further advise.

      Response

      The Registrant agrees to remove the $1,450,000 paid to Luther Consulting as an organization cost

22. We note your response to prior comment 26. As previously requested, please provide a reconciliation between the historical and pro forma weighted average shares outstanding in a note to the pro forma financial statements.

      Response

      See Exhibit A attached hereto and made part of this response.

                                       ***

      As required by your letter, the Company hereby acknowledges that:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (412) 334-1237.

                                               Sincerely,

                                               AMERICAN TECHNOLOGIES GROUP, INC.

                                               /s/ Frank Jackson
                                               ---------------------------------
                                               Frank Jackson
                                                     Chief Financial Officer

EXHIBIT A

PRO FORMA FINANCIAL INFORMATION.

            Condensed Consolidated Pro Forma Unaudited Balance Sheet as of April 30, 2005
            Condensed Consolidated Pro Forma Unaudited Statement of Operations for the Year Ended July 31, 2004
            Condensed Consolidated Pro Forma Unaudited Statement of Operations for the Nine Months Ended April 30, 2005 Notes to
            Condensed Consolidated Pro Forma Unaudited Financial Statements

CONDENSED CONSOLIDATED  UNAUDITED PRO FORMA FINANCIAL INFORMATION

On September 7, 2005, the Company, through a newly formed wholly owned subsidiary, Omaha Holdings Corp. ("Omaha"), entered into a Share Purchase Agreement ("Agreement") with the stockholders of North Texas Steel Company, Inc. ("North Texas"), a privately-held company. Effective with the Agreement, all previously outstanding common stock owned by North Texas's shareholders was exchanged for $11,000,000 in cash. The Company also incurred costs directly attributable to the acquisition of $1,593,370. The transaction is accounted for using the purchase method of accounting in accordance with SFAS No.141, "Business Combinations."

The Condensed Consolidated Pro Forma Unaudited Financial Statements have been prepared in order to present on a pro forma basis the consolidated financial position and results of operations of the Registrant and North Texas Steel Company, Inc. ("North Texas") as if the acquisition had occurred as of April 30, 2005 for the condensed consolidated pro forma unaudited balance sheet and to give effect to the acquisition of North Texas by the Registrant , as if the transaction had occurred on August 1, 2003 for the condensed consolidated pro forma unaudited statement of operations for the year and nine months ended July 31, 2004 and April 30, 2005, respectively.

The pro forma information is based on historical financial statements giving effect to the transactions using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The unaudited pro forma financial information is not necessarily indicative of the actual results of operations or the financial position which would have been attained had the acquisitions been consummated at either of the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of North Texas (including notes thereto) included in this Form.

                         AMERICAN TECHNOLOGY GROUP, INC.
            CONDENSED CONSOLIDATED PRO FORMA UNAUDITED BALANCE SHEET
                                 APRIL 30, 2005

                                     ASSETS

                                              American       North Texas Steel      Pro Forma       Pro Forma
                                          Technology Group,    Company, Inc.       Adjustments     Consolidated
                                                Inc.
                                          -----------------  -------------------  --------------  ----------------
Current assets:
Cash and equivalents                              $   10,657        $ 5,199,467      150,000  (2)    $ 5,360,124
Accounts receivable, net                                   -          5,325,685                        5,325,685
Inventory, net                                             -          1,442,230                        1,442,230
Other current assets                                       -            447,040                          447,040
    Total current assets                              10,657         12,414,422                       12,575,079

Investments                                                -            101,413                          101,413
Property and equipment, net                                -            915,086    1,646,645  (8)      2,561,731
Goodwill                                                   -                  -    1,366,637  (8)      1,366,637
Other assets                                               -          1,325,635                        1,325,635
                                                   $  10,657        $14,756,556                      $17,930,495

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts Payable and Accrued Liabilities         $   127,639        $ 3,479,431    6,863,745  (9)   $ 10,470,815
Billings in excess of costs                                           1,331,252                        1,331,252
Accrued Interest Payable-
Convertible                                                                        (936,021)  (1)
   Debentures                                        936,021                  -
Accrued interest- related party                      227,900                  -    (227,900)  (1)
Accrued payroll and related liabilities              176,478                  -                          176,478
Amounts due to related party                         130,800                  -    (130,800)  (1)              -
Note Payable- related party                          934,832                  -    (934,832)  (1)              -
                                                                                 (1,409,511)  (1)
Convertible Debentures                             1,409,511                  -                                -

   Total current liabilities                       3,943,181          4,810,683                       11,978,545

Deferred taxes                                             -            484,857                          484,857
Stockholders' equity:
Series A Convertible Preferred stock ,                   378                  -                              378
par value $.001 per share; 10,000,000
shares authorized; 378,061 shares
issued and outstanding
Series E Convertible Preferred stock ,                                                     2  (2)              2
par value $ .001 per share; 25,000
shares authorized; 1,500 shares issued
and outstanding
Common stock, par value $.001 per                    103,892            300,000    (300,000)  (3)        813,129
share; 1,000,000,000 shares authorized;
813,129,000 shares issued and
outstanding
                                                                                     709,237  (1)

 Additional paid-in-capital                       52,941,367                  -      149,998  (2)     70,137,086
                                                                                     300,000  (3)
                                                                                   2,929,827  (1)
                                                                                   (173,363)  (4)
                                                                                   9,334,379  (5)
                                                                                     141,596  (3)
                                                                                  12,500,000  (2)
                                                                                (11,050,000)  (2)

                                                                                   1,646,645  (8)
                                                                                   1,366,637  (8)
Other paid in capital                                134,846                  -    (134,846)  (3)              -
Stock subscriptions                                    6,750                  -      (6,750)  (3)              -

Retained Earnings (Deficit)                     (57,119,757)          9,334,379  (1,450,000)  (7)   (65,433,502)
                                                                                 (6,863,7450  (9)
                                                                                 (9,334,379)  (5)
Less: Treasury stock, at cost                              -                         173,363  (4)
                                                                      (173,363)                                -

Total stockholders' equity (deficit)             (3,932,524)          9,461,016                        6,001,950
                                                   $  10,657        $14,756,556                      $17,980,495


              See accompanying notes to the condensed consolidated
                    unaudited pro forma financial statements

                         AMERICAN TECHNOLOGY GROUP, INC
         CONDENSED CONSOLIDATED PRO FORMA UNAUDITED STATEMENT OF INCOME
                        FOR THE YEAR ENDED JULY 31, 2004

                                         American Technology   North Texas      Pro Forma          Pro Forma
                                             Group, Inc.          Steel        Adjustments       Consolidated
                                                              Company, Inc.
                                         ------------------  --------------   ------------       ---------------
Revenue                                             $   4,853   $16,590,695                         $ 16,595,548
Cost of sales                                           4,288    14,716,639                           14,720,927
Gross profit                                              565     1,874,056                            1,874,621
Operating expenses:
                                                                                  105,472 (12)
     Selling, general and administrative              144,630                     180,000 (10)         2,371,825
                                                                  1,941,723
Operating income (loss)                             (144,065)      (67,667)                            (497,204)
Other Income (Expenses)
  Interest expense                                  (340,322)                     340,322  (6)
                                                                              (1,125,000)  (6)       (6,625,000)
                                                                              (5,500,000)  (6)
 Consulting fees- Luther Consulting                                           (6,863,745)  (9)       (6,863,745)
 Transaction fees - Luther Consulting                                         (1,450,000)  (7)       (1,450,000)
  Interest Income                                           -        61,394                               61,394
  Other                                                     -        50,217                               50,217
Net income (loss) before income taxes               (484,387)        43,944                         (15,324,338)
Provision for income taxes (benefit)                        -        13,984
                                                                                                               -
Net income (loss)                                 $ (484,387)      $ 29,960                       $ (15,324,338)

Net income (loss)  per common share                $    (.00)           N/A                             $  (.02)
(basic and assuming dilution)

Weighted average shares outstanding                99,776,704           N/A               (11)       809,014,396
    (Basic and diluted)

              See accompanying notes to the condensed consolidated
                    pro forma unaudited financial statements

                         AMERICAN TECHNOLOGY GROUP, INC
         CONDENSED CONSOLIDATED PRO FORMA UNAUDITED STATEMENT OF INCOME
                    FOR THE NINE MONTHS ENDED APRIL 30, 2005

                                         American Technology   North Texas
                                             Group, Inc.          Steel         Pro Forma            Pro Forma
                                                              Company, Inc.    Adjustments          Consolidated
                                         -------------------  -------------   -------------       ----------------

Revenue                                              $  7,385   $29,185,489                          $29,192,874

Cost of sales                                           3,049    26,597,464                           26,600,513
Gross profit                                            4,336     2,588,025                            2,592,361
Operating expenses:
                                                                                  105,472 (12)
     Selling, general and administrative              112,713     2,209,245       180,000 (10)         2,607,430
Operating income (loss)                             (108,377)       378,780                             (15,069)
Other Income (Expenses)
  Interest expense                                  (286,982)                     286,982  (6)
                                                                              (1,245,000)  (6)       (1,245,000)
                                                                              (5,000,000)  (6)       (5,000,000)
  Interest Income                                           -        89,717                               89,717
  Other                                               843,158        58,256                              901,414

Net income before income taxes                        447,799       526,753                          (5,268,938)
Provision for income taxes (benefit)                        -       191,470
                                                                                                               -
Net income (loss)                                   $ 447,799     $ 335,283                                   $,
                                                                                                   ,,(5,268,938)

Net income (loss)  per common share                   $   .00           N/A                          $ (   0.01)
(basic and assuming dilution)

Weighted average shares outstanding                99,776,704           N/A               (11)       809,014,396
    (Basic and diluted)

              See accompanying notes to the condensed consolidated
                    pro forma unaudited financial statements

                         AMERICAN TECHNOLOGY GROUP, INC.
           NOTES TO CONDENSED PRO FORMA UNAUDITED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Financial Information

The Condensed Consolidated Pro Forma Unaudited Financial Statements have been prepared in order to present on a pro-forma basis the consolidated financial position and results of operations of the Registrant and North Texas Steel Company, Inc. ("North Texas") as if the acquisition had occurred as of April 30, 2005 for the condensed consolidated pro forma unaudited balance sheet and to give effect to the acquisition of North Texas by the Registrant , as if the transaction had occurred on August 1, 2003 for the condensed consolidated pro forma unaudited statement of operations for the year and nine months ended July 31, 2004 and April 30, 2005, respectively.

The following pro forma adjustments are incorporated into the pro forma condensed consolidated balance sheet as of April 30, 2005 and the pro forma condensed consolidated statement of income for the year and nine months ended July 31, 2004 and April 30, 2005, respectively.

The fiscal year end of North Texas is June 30 and differs from the Registrant's July 31 year end by less than 93 days, and as result, management has elected to use North Texas's two most recent fiscal year ends in accordance with Rule 11-02
(c) (3) of SEC Regulation S-X.

(1) To record the issuance of 709,237,692 shares of the Registrant's common stock in exchange for $3,639,064 of previously incurred debt reached in August, 2005 and consummated on or before September 7, 2005 at an average price of $.005 per share. In connection with the closing of the North Texas acquisition, Keshet Fund, L.P., Keshet L.P., Nesher Ltd. and Talbiya B. Investment Ltd. (collectively, the "Existing Debt Holders"), converted all debt owed including interest to the Existing Debt Holders in the approximate amount of $ 2,345,532 into 354,618,600 shares of common stock. Further, Dr. Gary Fromm agreed to forgive debt owed to him by our company in the amount of $ 1,293,532 in consideration of our company issuing 143,766,300 shares of common stock and the Existing Debt Holders transferring 210,852,792 shares of common stock of our company to Dr. Fromm.

(2) To record the issuance of $ 12,500,000 of convertible debt to Laurus and Gryphon, and $150,000 of newly designated preferred Series E shares of preferred stock to Nite..

A summary of the Registrant's financings are as follows:

      Laurus Financings

      In connection with the acquisition of North Texas Steel, the Registrant entered into agreements with Laurus Master Funds, Ltd., a Cayman Islands corporation ("Laurus"), pursuant to which the Company sold convertible debt, an option and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The securities sold to Laurus include the following:

            a secured revolving note with a principal amount of $7,000,000;

            a secured convertible term note A with a principal amount of $3,000,000;

            a secured convertible term note B with a principal amount of $2,000,000;

            A common stock purchase warrant to purchase 859,534,884 shares of common stock of the Company, at a purchase price of $.0033 per share, exercisable until September 6, 2012; and

                       o

            An option to purchase 3,102,000,000 shares of common stock of the Company, at a purchase price of $.00001 per share.


      Each of the securities issued to Laurus are convertible into shares of Series D Preferred Stock, and the Series F Preferred Stock with respect to the secured convertible term note B, until such time that we amend our certificate of incorporation to provide for available shares of common stock and the shares of Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock are only convertible into shares of common stock as long as there are no available shares for conversion.

      The Company is permitted to borrow an amount based upon its eligible accounts receivable, as defined in the agreements with Laurus. The Company must pay certain fees for any unused portion of the credit facility or in the event the facility is terminated prior to expiration. The Company's obligations under all notes are secured by all of the assets of the Company, including but not limited to inventory, accounts receivable and a pledge of the stock of Omaha and North Texas. The minimum borrowing notes, the secured revolving notes and the secured convertible term note A mature on September 6, 2008. Annual interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is equal to the "prime rate" published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 8.25%, subject to certain downward adjustments resulting from certain increases in the market price of the Company's common stock. Interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is payable monthly in arrears on the first day of each month, commencing on October 1, 2005.

      The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on September 7, 2008. The secured convertible minimum borrowing note may be redeemed by the Company in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the secured convertible minimum borrowing note may require the Company to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $.00111, subject to adjustment as described below.

      The principal amount of the secured convertible term note A is repayable at the rate of $50,000 per month together with accrued but unpaid interest, commencing on January 1, 2006, which such principal payment increases to $98,275 on April 1, 2006. The monthly amounts shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the Company's common stock for the 22 trading days immediately preceding the prepayment date (the "Laurus Trading Volume Limit"). In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and the Company will be required to pay off the remaining balance of the monthly amount. The secured convertible term note A may be redeemed by the Company in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the term note may require the Company to convert all or a portion of the secured convertible term note A, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $.0033, subject to adjustment as described below.

      The principal amount of the secured convertible term note B is repayable in full on March 6, 2007. Interest on the secured convertible term note B accrues at the rate of 12% during the first year outstanding and 18% thereafter until maturity. On the maturity date, all principal and interest shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the Laurus Trading Volume Limit. In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and the Company will be required to pay off the remaining balance of the monthly amount. The secured convertible term note B may be redeemed by the Company in cash by paying the holder 100% of the principal amount, plus accrued interest. The holder of the secured convertible term note B may require the Company to convert all or a portion of the secured convertible term note B, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $.00111.

      Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

      Gryphon Financing

In connection with the acquisition of North Texas Steel, the Registrant entered into Security Agreements (the "Security Agreements") with GSSF Master Fund, L.P. ("GSSF") and Gryphon Master Fund L.P. ("GMF") for the sale of an aggregate of
(i) $500,000 in convertible term notes (the "Gryphon Term Notes"), (ii) common stock purchase warrants to purchase 1,799,964,264 shares of common stock (the "Gryphon Warrants") and (iii) options to purchase 280,500,000 shares of common stock (the "Gryphon Options"). GSSF and GMF are hereinafter collectively referred to as "Gryphon". The Gryphon Notes, the Gryphon Warrants and the Gryphon Options are convertible into shares of Series F Preferred Stock until such time we amends our certificate of incorporation to provide for available shares of common stock and the shares of Series F Convertible Preferred Stock are only convertible into shares of common stock as long as there are available shares for conversion.

Each of the securities issued to GSSF and GMF are convertible into shares of Series E Preferred Stock until such time that the Company amends its certificate of incorporation to increase its authorized shares of common stock to 15,000,000,000 and the shares of Series E Convertible Preferred Stock are only convertible into shares of common stock as long as there are available shares for conversion.

The Gryphon Notes bear interest at 12%, mature one year from the date of issuance, and are convertible into the Company's common stock, at Gryphon's option, at a conversion price of $.00111. Based on this conversion price, the Gryphon Notes in the amount of $500,000 excluding interest, are convertible, upon the Company increasing its authorized shares of common stock, into 450,450,450 shares of the Company's common stock. On the maturity date of the Gryphon Notes, the Gryphon Notes shall automatically convert into shares of common stock in the event that the average market price for the five days preceding the maturity date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the Company's common stock for the 22 trading days immediately preceding the maturity date (the "Trading Volume Limit"). In the event that the conversion exceeds the Trading Volume Limit, then Gryphon will only be required to convert the portion of the Gryphon Notes up to the Trading Volume Limit and the Company will be required to pay off the remaining balance.

The Company may prepay the Gryphon Notes. In addition, the Company has granted Gryphon a security interest in substantially all of the Company's assets as well as registration rights. Gryphon's rights to any security interest are subordinated to that of Laurus Master Fund, Ltd.

The Gryphon Warrants are exercisable from the date of issuance through February 28, 2007 at an exercise price of $.00111 per share. The Gryphon Options are exercisable at an exercise price of $.00001 per share.

Discount on Debt

The Company has valued the warrants and options issued with the Laurus and Gryphon financings using the Black Sholes pricing model. The value has been recorded at $12,500,000, the proceeds of the debt. The resulting discount of $12,500,000 will be amortized over the term of the debt instruments.

Pending Laurus registration rights amendment: In connection with the Laurus financing, the Company entered into a Registration Rights Agreement with three investors in conjunction with the Company's acquisition of North Texas requiring the Company to register shares of the Company's Common Stock. Such Common Stock would be issuable to the holders of the Revolving Loans evidenced by a Minimum Borrowing Note and various term notes. The Agreements provide for a Registration Statement with respect to such shares to be filed with the Securities and Exchange Commission within 45 days of the issuance of the Minimum Borrowing Note and the term notes. The Registration Rights Agreement specified liquidated damages amounting to 1% of the outstanding balance for the initial 30 days, 1.5% for the second 30 days and 2% thereafter if the Registration Statement was not timely filed.

Nite Capital Financing

In connection with the acquisition of North Texas Steel, Nite Capital LP ("Nite") purchased 1,500 shares of Series E Convertible Preferred Stock for an aggregate purchase price of $150,000. Each shares of Series E Convertible Preferred Stock shall be convertible into shares of common stock equal to the stated value of $100 divided by the conversion price of $.0011. The shares of Series E Preferred Stock are not convertible until such time that the Company has increased its authorized shares of common stock to 15,000,000,000. The holders of the Series E Preferred Stock are entitled to receive dividends upon the declaration of a dividend to the common stock holders. However, the payments of such dividend are subject to the payment of dividends on the Series D Convertible Preferred Stock. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series E Preferred Stock shall be entitled to receive payments prior to any other securities except that the Series D Preferred Stock shall rank senior to that of the Series E Preferred Stock. The holders of Series E Preferred Stock have no voting rights unless such vote directly impacts the rights of the holders of the Series E Preferred Stock.

(3) To eliminate North Texas capital structure as of the acquisition date.

(4) To eliminate North Texas previously acquired treasury stock as of the acquisition date.

(5) To eliminate North Texas retained earnings as of the acquisition date.

(6) To record interest expense in connection with debt issuance of $12,500,000 of convertible debt at interest rates of 8.25% to 18 % per annum, and amortization of the beneficial conversion feature over the terms of the convertible debentures.

(7) To record and expense as organization costs $1,450,000 paid to Luther Capital in accordance with SOP 98-5.

(8) To record fair value of assets acquired

(9) to record fees payable to Luther Consulting

In connection with the acquisition of North Texas Steel, the Registrant entered into a consulting agreement with Luther Capital Management, Inc. ("Luther Capital"). Pursuant to the consulting agreement, in consideration for providing valuable services to our company in connection with the acquisition of North Texas, we have agreed to issue Luther Capital and its designees, an aggregate of 5,580,280 shares (the "Luther Shares") of common stock. The issuance of the Luther Shares are subject to the Company filing an amendment to its certificate of incorporation to provide for an adequate amount of authorized but unissued shares of common stock. The Luther Shares have been valued at $6,863,745 and will be charged to operations

(10)  to record fees payable to Dr. Gary Fromm

      In connection with the acquisition of North Texas Steel, the Registrant entered into a consulting agreement with Dr. Fromm which is for a term of six months and which provides a monthly fee of $15,000. The consulting arrangement shall automatically renew for six month periods unless either party provides notice 30 calendar days prior to the end of consulting period that it is terminating the consulting arrangement.

(11) Pro-forma weighted common shares outstanding have been calculated as follows:

      Registrants' common shares issued and outstanding
      as of August 1, 2003                                            99,776,704


      Common shares issued in connection with recapitalization
      of debt (see adjustments 1)                                    709,237,692
                                                                     -----------
      Total shares assumed issued and outstanding at August 1, 2003  809,014,396
                                                                     ===========

(12) To record deprecation expense in connection with the increase in fair value attributed to the North Texas depreciable assets acquired, as follows:

             Building and improvements (exclusive of land):

             Net book value at date of acquisition                    $  400,187
             Adjustment                                                1,034,813
             Fair value  at date of acquisition                       $1,435,000

             Equipment

             Net book value at date of acquisition                    $  152,578
             Adjustment                                                  268,661
             Fair value  at date of acquisition                       $  421,239

             Additional deprecation expense

     Building and improvements ($ 1,034,813/ 20 estimated  life)      $   51,740
     Equipment  ($ 268,661/ 5 year estimated life)                        53,732
     Additional annual depreciation expense                           $  105,472

EXHIBIT B

Response to Comment 2:

Proposed additional disclosures in future filings in connection with Laurus financing

Laurus Financing

Concurrently with the closing of the acquisition of North Texas, we entered into agreements with Laurus pursuant to which we sold convertible debt, an option and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. The securities sold to Laurus include the following:

      o     a secured  revolving  note  with a  principal  amount  not to exceed
            $7,000,000;

      o a secured convertible term note A with a principal amount of $3,000,000;

      o a secured convertible term note B with a principal amount of $2,000,000;

      o a common stock purchase warrant to purchase 2,865,116 shares of common stock, at a purchase price of $.99 per share, exercisable until September 6, 2012; and

      o an option to purchase 10,340,000 shares of common stock, at a purchase price of $.003 per share.

Each of the securities issued to Laurus are convertible into shares of Series D Preferred Stock, and the Series F Preferred Stock with respect to the secured convertible term note B, until such time that we amend our certificate of incorporation to provide authorized but unissued shares of common stock and the shares of Series D Convertible Preferred Stock and the Series F Convertible Preferred Stock are only convertible into shares of common stock as long as there are available shares for conversion.

We are permitted to borrow an amount based upon its eligible accounts receivable, as defined in the agreements with Laurus. We must pay certain fees for any unused portion of the credit facility or in the event the facility is terminated prior to expiration. Our obligation under all notes are secured by all of the assets of our company, including but not limited to inventory, accounts receivable and a pledge of the stock of Omaha and North Texas. The minimum borrowing notes, the secured revolving notes and the secured convertible term note A mature on September 6, 2008. Annual interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is equal to the "prime rate" published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 8.25%, subject to certain downward adjustments resulting from certain increases in the market price of our common stock. Interest on the minimum borrowing notes, the secured revolving notes and the secured convertible term note A is payable monthly in arrears on the first day of each month, which commenced on October 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on September 6, 2008. The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the secured convertible minimum borrowing note may require us to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $.99, subject to adjustment as described below.

The principal amount of the secured convertible term note A is repayable at the rate of $50,000 per month together with accrued but unpaid interest, commencing on January 1, 2006, which such principal payment increases to $98,275 on April 1, 2006. The monthly amounts shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of the Company's common stock for the 22 trading days immediately preceding the prepayment date (the "Laurus Trading Volume Limit"). In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and we will be required to pay off the remaining balance of the monthly amount. The secured convertible term note A may be redeemed by our company in cash by paying the holder 120% of the principal amount, plus accrued interest. The holder of the term note may require our company to convert all or a portion of the secured convertible term note A, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $0.0033, subject to adjustment as described below.

The principal amount of the secured convertible term note B is repayable in full on March 6, 2007. Interest on the secured convertible term note B accrues at the rate of 12% during the first year outstanding and 18% thereafter until maturity. On the maturity date, all principal and interest shall automatically convert into shares of common stock in the event that there is an effective registration statement, the average market price for the five days preceding the payment date is equal to or greater than 120% of the fixed conversion price and the amount of such conversion does not exceed 25% of the Laurus Trading Volume Limit. In the event that the conversion exceeds the Laurus Trading Volume Limit, then Laurus will only be required to convert the portion of the secured convertible term note A up to the Laurus Trading Volume Limit and we will be required to pay off the remaining balance of the monthly amount. The secured convertible term note B may be redeemed by our company in cash by paying the holder 100% of the principal amount, plus accrued interest. The holder of the secured convertible term note B may require our company to convert all or a portion of the secured convertible term note B, together with interest and fees thereon at any time. If paid in shares of common stock the number of shares to be issued shall equal the total amount due, divided by $.333.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

Laurus has contractually agreed to restrict its ability to convert the convertible notes would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of common stock of our company which such restriction shall automatically become null and void following notice to us upon occurrence of an event of default under the agreements with Laurus or upon 75 days prior notice to our company.

Laurus Security Agreement

      Pursuant to the Security Agreement dated as of September 7, 2005, by and among Laurus Master Fund, Ltd., the Company, North Texas Steel Company, Inc. and Omaha Holdings Corp. (filed as Exhibit 4.1 to the Form 8-K filed by the Company on September 13, 2005), Laurus was granted a security interest in all of the assets of the Company. Therefore, upon an event of default Laurus would be entitled to repayment of all outstanding obligations from such assets. Accordingly, depending on what is owed to Laurus at the time of such event of default the Company will no longer be able to operate its business and there may be no assets available for distribution to any shareholders of the Company.

      We may prepay the notes held by Laurus. In addition, to the Security Agreement, we have granted Laurus a first lien on North Texas' property located at 412 West Bolt Street, Fort Worth Texas and 4410 Marsalis Street, Forth Worth, Texas and Laurus has obtained a first lien on real property owned by Patricia and Charles Matteson located at 160 Rose Hill Road, Southport, Connecticut in connection with the secured convertible term note B.

Pending Laurus registration rights amendment:

We are obligated to file a registration statement registering the resale of shares of our common stock issuable upon conversion of the convertible notes, exercise of the warrant and exercise of the option.

The terms of the Registration Rights Agreements dated September 7, 2005 entered with three investors in conjunction with the Company's acquisition of North Texas required the Company to register shares of the Company's Common Stock. Such Common Stock would be issuable to the holders of the Revolving Loans evidenced by a Minimum Borrowing Note and various term notes. The original documents provided for a Registration Statement with respect to such shares to be filed with the Securities and Exchange Commission within 45 days of the issuance of the Minimum Borrowing Note and the term notes. The Registration Rights Agreement specified liquidated damages amounting to 1% of the outstanding balance for the initial 30 days, 1.5% for the second 30 days and 2% thereafter if the Registration Statement was not timely filed. In October 2005, Laurus Master Funds, Ltd., the holder of the Minimum Borrowing Note and a majority of the term notes, verbally agreed to defer the deadline for filing the Registration Statement. The details formalizing the postponement are currently subject to negotiation and finalization. The Company does not consider itself subject to any liquidated damage liability, and has therefore not recorded any provision related to the registration rights during the three months ended October 31, 2005. The other note holder Gryphon has not wiaved their rights under their Registration Rights Agreement. Any liquidated damage liability accruing through October 31, 2005 is insignificant.

      Gryphon has contractually agreed to restrict their ability to convert or exercise the Gryphon Notes, the Gryphon Warrants and Gryphon Options and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of our then issued and outstanding shares of common stock.

In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ("EITF 98-5") and Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF - 0027"), we shall recognize an imbedded beneficial conversion feature present in the Laurus and Gryphon financings, along with the values attributed to the warrants issued . We will allocate a portion of the proceeds equal to the intrinsic value of that feature and the warrants to additional paid-in capital. We will recognize and measure an aggregate of $12,500,000 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and a discount against the Convertible Notes. The debt discount attributed to the beneficial conversion feature will amortized over the Convertible Notes' maturity period (12 to 30 months) as interest expense, approximating $1,250,000 per quarter.

Nite Capital Financing

On September 7, 2005, Nite purchased 1,500 shares of Series E Convertible Preferred Stock for an aggregate purchase price of $150,000. Each shares of Series E Convertible Preferred Stock shall be convertible into shares of common stock equal to the stated value of $100 divided by the conversion price of $.0011. The shares of Series E Preferred Stock are not convertible until such time that the Company has increased its authorized shares of common stock to 15,000,000,000. The holders of the Series E Preferred Stock are entitled to receive dividends upon the declaration of a dividend to the common stock holders. However, the payments of such dividend are subject to the payment of dividends on the Series D Convertible Preferred Stock. Upon any liquidation, dissolution or winding up of our company, the holders of the Series E Preferred Stock shall be entitled to receive payments prior to any other securities except that the Series D Preferred Stock shall rank senior to that of the Series E Preferred Stock. The holders of Series E Preferred Stock have no voting rights unless such vote directly impacts the rights of the holders of the Series E Preferred Stock.

Proposed disclosures in future filings in connection with Disclosure Controls and Procedures

ITEM 8A. CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The registrant's principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of
1934) as of July 31, 2005 have concluded that the registrant's disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrant and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this annual report has been prepared.

As required by Rule 13a-15(d), the Company's management, including the Chief Executive Officer and Chief Financial Officer , also conducted an evaluation of the Company's internal controls over financial reporting to determine whether any changes occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, Market Central's internal control over financial reporting. The registrant's principal executive officers and principal financial officer have concluded that there were no changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to July 31, 2005, the date of their most recent evaluation of such controls, and that there were no significant deficiencies or material weaknesses in the registrant's internal controls.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Proposed disclosures in future filings in connection with Disclosure of Accounting Policies for Unapproved Charge Orders

Unapproved change orders are accounted for in revenue and cost when it is probable that the costs will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenues cannot be reliably estimated, costs attributable to change orders are deferred pending determination of contract price.

Proposed additional disclosures in amended Form 8- K, results of operations

Comparison of North Texas for the Year Ended June 30, 2005 to the Year Ended June 30, 2004

Results of Operations:

                                                       Year Ended           Year Ended
                                                      June 30, 2005          June 30,
                                                                               2004
                                                     -------------        ------------
Net sales                                                   100.00 %            100.00 %
Cost of goods sold                                            91.1                88.7
                                                     -------------        ------------
   Gross profit                                                8.9                11.3
Sales General & administrative expenses                        7.6                11.7
                                                     -------------        ------------
   Income (Loss) from operations                               1.3                 (.4)
Other income:
Interest                                                        .3                  .4
Other income                                                    .2                  .3
Income before taxes                                            1.8                  .3
Provision for income taxes                                      .7                  .1

                                                     -------------        ------------
  Net Income                                                   1.1 %                .2 %
                                                     =============        ============

Revenues

For the year ended June 30, 2005 revenues were $ 29,185,489 as compared to $ 16,590,695 for the year ended June 30, 2004; an increase of $12,594,794. This increase in revenues resulted from North Texas bidding and successfully being awarded contracts in 2005. Approximately 50% of the increase revenues exceeded North Texas' manufacturing capacity and resulted in the need to subcontract the manufacturing with third parties.

Cost of Sales

The cost of sales for the year ended June 30, 2005 were $26,597,464, or 91.1% of our sales as compared to $ 14,716,639, or 88.7% of our sales for the year ended June 30, 2004.

This increase in cost of sales is primarily the result of the increased revenues that were subcontracted to third parties.

The cost of sales predominantly consists of the cost of labor, raw materials, and absorbed indirect manufacturing costs.

Selling, General and Administrative Expenses

For the year ended June 30, 2005, selling , general and administrative expenses were $2,209,245, or 7.6 % of sales, as compared to $ 1,941,723, or 11.7% of sales for the year ended June 30, 2004. The increase in selling, general and administrative expenses of $267,522, or 13.8%, are attributable to additional office support staff and increased personnel costs.

As a result of our recapitalization from a privately-held to publicly-held company, our future selling, general and administrative expenses will increase significantly as a result of complying with various federal and state regulatory filing requirements.

Other income

      For the year ended June 30, 2005, the Company earned interest income of $89,717, or .3 % of sales, as compared to $ 61,394, or .4% of sales for the year ended June 30, 2004. The increase in interest income is attributed to an increase in the amount of cash balances during the year ended June 30, 2005 as compared to 2004 and higher market rates of interest in 2005 as compared to fiscal 2004. For the year ended June 30, 2005, the Company generated other income, which is comprised primarily of the proceeds from the sale of scrap materials. of approximately $58,256, as compared to $ 50,217 in 2004, an increase of approximately 16%. Other income

Income taxes

For the year ended June 30, 2005, income tax expense was $191,470, or .7 % of sales, as compared to $ 13,984, or .1% of sales for the year ended June 30, 2004. The increase in the Company's tax provision of $177,486 is attributable to increased net earnings in 2005 as compared to 2004.